[LETTERHEAD OF MORRISON FOERSTER]

August 18, 2005

By EDGAR and Overnight Delivery

Mary K. Fraser, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  InterDent Service Corporation
  Form S-4 Registration Statement
  Registration Statement No. 333-124080

Dear Ms. Fraser:

        On behalf of InterDent Service Corporation (the "Company") and InterDent, Inc. (collectively, the "Registrants"), we are transmitting for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-124080) (the "Registration Statement"). Courtesy copies of the Amendment will be provided that are marked to show changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on June 13, 2005.

        The Amendment is being filed in response to comments received on June 28, 2005 from the Commission staff (the "Staff") in a letter dated June 28, 2005. In addition, the Amendment has been updated to include financial statements and a discussion of operating results as of and for the period ended June 30, 2005. There is no material change in our financial condition and results of operations in the June 30, 2005 period as compared to the March 31, 2005 financials included in the prior pre-effective amendment. The relevant text of the Staff's comments has been included in this letter. The Registrants' responses follow thereafter. References to "we," "us" or "our" in the text below refer to the Registrants.

        We appreciate the Staff's prompt review of the Company's Registration Statement. The delay in responding to the Staff's comment letter of June 28, 2005 was occasioned by the need to correct our financial statements for the three months ending December 31, 2003 and the year 2004 to reflect a change in our revenue recognition policy in response to the Staff's comment no. 14. As further described in our response to comment no. 14 below, the net effect of these corrections was less than 1% of revenue and net income in the periods prior to September 30, 2003, however the corrections resulted in a material change in net income for the fourth quarter 2003 and first quarter 2004, which triggered the need to correct the financial statements.

General

1.
We note your response to comment 3. Please file the letter containing the representations required by the Morgan Stanley no-action letter via EDGAR.

        Response:    We have filed the letter containing the representations required by the Morgan Stanley no-action letter via EDGAR concurrently with the Amendment.

Recent Developments—page 6

2.
The first sentence on this page is confusing. Please clarify the relationships involved.

        Response:    In response to the Staff's comment, we have revised the Registration Statement to clarify the relationships involved. See "Summary—Recent Developments," pg. 6.

Risk Factors—page 19

Our debt instruments contain various covenants that limit our ability to operate our business. This may harm our future operating results and reduce the funds we have available to pay principal and interest on the notes.—page 24

3.
Please revise the last paragraph of the risk factor to indicate whether you are currently in compliance with the EBITDA requirement.

        Response:    In response to the Staff's comment, we have revised the Registration Statement to provide the requested disclosure. See "Risk Factors," pg. 22.

The terms of our management services agreements with dental practices may result in losses that cannot be recovered.... page 26

4.
Your response to comment 62 states that you have disclosed the amount of unpaid fees in 2004. We were unable to locate this disclosure. Please tell us where this information is disclosed.

        Response:    As disclosed in the Registration Statement, our affiliated dental practices are contractually obligated to reimburse us for operating expenses and pay us a fee equal to the income generated by our affiliated dental practices after compensation of the dental professionals. Accordingly, we earn fees only if our affiliated dental practices generate sufficient income to pay the compensation of the dental professionals and reimburse us for our expenses. We have disclosed in the Registration Statement that during 2004, we had approximately ten offices that operated at an aggregate loss before depreciation of approximately $0.4 million. We have revised the Registration Statement to clarify that the $0.4 million in aggregate losses is equivalent to the amount of our unreimbursed expenses, excluding depreciation. See "Risk Factors," pg. 24.

Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements, thereby reducing the cash we have available to pay interest and principal on the notes.—page 26

5.
We note your responses to comments 63 and 100. It appears from these responses that you are unable to determine the percentage of your revenues that come from insurance arrangements, other third party payors and individuals. Please revise to disclose that you are unable to determine the extent to which you rely on third party payors.

        Response:    In response to the Staff's comment, we have revised the Registration Statement to provide the requested disclosure. See "Risk Factors," pg. 25.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Components of Revenue and Expenses, page 48

6.
Refer to your response to comment 83. Please explain to us and disclose how you are able to effectively monitor and manage the capitated arrangements, including the potential for loss contracts, without identifying the costs related to those agreements.

        Response:    We have revised the disclosure to include that we evaluate the performance of our capitated arrangements through the review of utilization rates, strategic fit and the contribution to revenue of the arrangement as a percentage of our usual and customary rates. Typically, if the revenue contribution of a capitated arrangement is below the average reimbursement rate from all payors for an office (including fee for service and other non-capitated insurance providers), we will seek to renegotiate the arrangement or discontinue the arrangement in due course. See "Management's Discussion and Analysis—Components of Revenue and Expenses," pg. 46.

Critical Accounting Policies and Estimates, page 50

Net patient revenues, page 50

7.
Refer to your response to comment 84. Please provide the information requested in this comment related to your analysis of the fee schedule adjustment allowance that you make each period to compensate for the fact that the fee schedules may not be up to date as discussed on page 32. Also clarify, if true, in your accounting policy described in the notes to the financial statements on page F-14 that these adjustments are what you reference when you say that you record revenues "net of contractual adjustment."

        Response:    The disclosures related to net patient revenue and valuation of accounts receivable have been revised to include the requested information about the fee schedule adjustments. See "Management's Discussion and Analysis—Critical Accounting Policies and Estimates," pgs. 48-49. In addition, our accounting policy for net revenues on pages F-14 and F-38 have been revised to disclose that revenues are net of fee schedule adjustments in lieu of the previous reference to contractual adjustments. The revised disclosure is consistent with our billing practice.

Valuation of accounts receivable, page 50

8.
Refer to your responses to comments 85 and 94. In addition to your revised disclosures please provide the following previously requested information:

•
for each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004 this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

        Response:    We have clarified our disclosures in response to comment number seven above and removed references to contractual adjustments throughout the document as is consistent with our billing practice. We have added disclosure regarding the total percentage provision related to fee schedule adjustments and doubtful accounts for years 2002, 2003 and 2004. See "Management's Discussion and Analysis—Critical Accounting Policies and Estimates," pg. 49. We are unable to provide an analysis of our allowance in general due to system limitations discussed below. However, in discussions with Staff members of the Commission we understand that in lieu of the requested analysis, you would like for us to describe the methodology underlying our allowance calculation and how management assesses the adequacy of the allowance at each period.

        Our allowance for doubtful accounts provides primarily for uncollectible accounts receivable and adjustments related to billing based on outdated fee schedules. The allowance is calculated each period by applying a collectibility factor to each aging category. The collectibility factor is management's estimate of the percentage of accounts in each aging category that are expected to be subsequently adjusted or written off and is based on our assessment of historical collections, revenue adjustments, write-offs, business and economic conditions and trends in private employer health coverage.

        The underlying accounts receivable consist of individual patient accounts that are segregated between patients and third party payors based on who is responsible for payment. As the payment behaviors for patients differ distinctly from third party payors, the allowance is separately computed and each factor is separately evaluated for each group. Management periodically evaluates the collectibility factors to assess their adequacy. There have been no significant changes to the collectibility factors since 2002. The amount of the required allowance at any given point in time is the product of the collectibility factor and the respective aging category. The required adjustment to reflect the calculated allowance results in the provision for doubtful accounts and fee schedule adjustments.

        As is typical in medical billing, the individual accounts are maintained "on account". Payments and adjustments are not posted to a specific transaction which precludes us from performing a look back analysis on individual transactions to assess how our allowance at a given period compares to actual results in subsequent periods.

        To assess the adequacy of our methodology, and therefore the adequacy of the allowance at any given period, management analyzes trends in collections and adjustments in subsequent periods, the health of our receivables and other metrics. If our methodology had the effect of understating the allowance, then there would be a corresponding decline in the health of our accounts receivable aging, an increase in adjustments and write offs and an erosion of our days sales outstanding and cash collections. By contrast, if our methodology had the effect of overstating the allowance, then there would be a corresponding improvement in the health of our accounts receivable, a decrease in adjustments and write offs and an reduction of our days sales outstanding and an improvement in our cash collections. On a monthly basis, management and operations review the changes in accounts receivable balances, the aging of the accounts, the cash collected, days' sales outstanding and adjustments for each office.

        As is disclosed in the prospectus, we collect approximately 95% of the revenue we bill with adjustments and write offs making up the remaining 5%. See "Management's Discussion and Analysis—Liquidity and Capital Resources," pg. 57. Our accounts receivable balances less than 90 days old has improved to 67% of receivables at December 31, 2004 from 64% at December 31, 2003. See "Business," pg. 63. Our day's sales outstanding have remained constant at 30 days over the same period. See "Management's Discussion and Analysis," pg. 49.

        It is our experience that dramatic or sudden shifts in collectibility are unlikely due to the large and diverse payor base that makes up our receivables. There are approximately 100,000 patient accounts that have amounts due to us at any given time and therefore the individual accounts are insignificant to the balance as a whole.

        We have employed the same methodology to determine the appropriate allowance since 2002. During this period, our accounts receivable aging improved slightly while adjustment and write off activity, day's sales outstanding and cash collections as a percentage of revenue all have remained relatively flat. Accordingly, we believe that our methodology is functioning well and that the allowance as calculated at any given point is not overstated or understated in any material respect.

  •
  Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes in this metric from the prior period. Also disclose management's target for this metric along with a discussion of the reasons why the actual amounts may vary from this target.

        Response:    We have disclosed our calculation of day's sales outstanding for the three years reported. See "Management's Discussion and Analysis—Critical Accounting Policies and Estimates," pg. 49. Please note that for comparability, we disclosed 2003 on a pro forma full year basis in lieu of disclosing the calculation for the two partial year periods reported as a result of the bankruptcy. Management does not establish specific targets for day's sales outstanding, however, the days sales outstanding is consistent with management's expectations.

9.
Please include Schedule II, "Valuation and qualifying accounts" in your next amendment as required by Rule 5-04 of Regulation S-X.

        Response:    In response to the Staff's comment, we have revised the Registration Statement to provide the requested disclosure. See pg. F-42.

Results of Operations, page 52

Comparison of Reorganized Company for the First Quarter of 2005 to First Quarter 2004, page 53

Revenue, page 53

10.
Please explain to us and clarify in your disclosure what you mean when you refer to pro forma information in this discussion. Further include a better discussion of what actually resulted in the increase in revenues between the two periods including a quantification of the revenues generated by new offices.

        Response:    This comment refers to our comparison of first quarter 2005 to first quarter 2004. We have since updated the prospectus to reflect the comparison of the quarter and six months ended June 30, 2005 to the quarter and six months ended June 30, 2004 and addressed issues identified in the above comment. See "Results of Operations," pgs. 51 and 52.

EBITDA and Adjusted EBITDA Analysis, page 60

11.
Refer to your response to comment 90. In addition you continually refer to the use of EBITDA as a performance measure. Many of the uses that you sight in the reasons to include this measure appear to indicate that it is more of a liquidity measure. We do not feel that you have adequately justified this use under the requirements of Question 15 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003 to use this as a performance measure. We fail to see how the adjustments made to arrive at EBITDA are not recurring in nature, so they fail to meet the requirements for exclusion under the guidance in Question 8. As such please revise the document to not include this as a performance measure.

        Response:    In response to the Staff's comment, we have revised the Registration Statement to remove all references to EBITDA and Adjusted EBITDA as a performance measure. The remaining references to EBITDA and Adjusted EBITDA in the Amendment describe covenants under our debt instruments to maintain a minimum EBITDA, and the use of EBITDA and Adjusted EBITDA to determine the maximum borrowing amount. See "Risk Factors," pgs. 20 and 22; "Management's Discussion and Analysis—Liquidity and Capital Resources," pgs. 57-58; "Description of Credit Facility and Certain Indebtedness," pg. 93.

12.
The financial measure called "adjusted EBITDA" excludes "earning or charges that we consider not to be indicative of our ongoing operations." Some of the excluded items such as the management retention payments, expenses related to office closures, executive severance expenses and impairment charges on long lived assets appear to be recurring expenses. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. We note that excluding the effect of the above expenses has the following attribute: there is a past pattern of similar transactions occurring in most reporting periods such as restructuring charges, restructuring financial advisor fees and transaction bonuses. Expenses related to office closures and impairment charges are part of the adjusted EBITDA for most periods presented in the reconciliation. Please refer specifically question 8 in the above referenced FAQ. As it appears that you have not adequately disclosed the usefulness of this measure, please remove all references to this measure in your amended filing.

        Response:    See our response to no. 11.

Financial Statements—December 31, 2004—InterDent, Inc.

Consolidated Statements of Operations, page F-5

13.
We agree with your analysis that loss (gain) on extinguishment of debt is appropriately not classified as an extraordinary item in accordance with SFAS 145. Your explanation does not support the classification of the amount within operations as it appears that this activity would be more appropriately reflected as non-operating. Please explain to us why you feel your classification of these amounts as operating is appropriate. Also revise your statement of operations to provide a cost of services provided line item. Refer to Items 503(b)(3) and (7) of Regulation S-X.

        Response:    In response to your comment, we have reflected the loss (gain) on extinguishment of debt as a non-operating item. Also, we have reflected a cost of revenue line on our income statement and updated disclosures throughout the Registration Statement to reflect this revision. We have included all expenses directly attributed to operating the offices as our cost of revenue.

3. Summary of Significant Accounting Policies, page F-13

Net revenues, page F -14

14.
Refer to your response to comment 111. We are still unable to see how both of the policies described conform to GAAP. Please provide to us your analysis with references to the applicable guidance that supports the appropriateness in GAAP of both methodologies. Further explain to us how the timing difference described in your response would not affect your balances at each period end.

        Response:    Typical procedures in dentistry such as examinations, fillings and cleanings are completed during one visit. Revenue for such single visit procedures is recognized at the completion of the visit. However, certain restorative procedures (crowns, bridges or dentures) are completed over multiple visits, usually two. Restorative procedures typically consist of an initial visit to prepare the mouth to receive a prosthetic device and make molds for the creation of the prosthesis. A second visit, usually 3 to 5 weeks from the initial visit is required to fit the prosthesis. Revenue for these multi-visit procedures had been applied inconsistently across the company—either at the time of the initial visit (commonly referred to as the 'preparation' visit) or at the second visit (commonly referred to as the 'seating' visit).

        The bulk of the work 'in the mouth' for the typical multi-visit procedure is done during the preparation visit. The efforts employed include diagnosis, x-rays, and re-formation of the tooth or teeth (removing a diseased tooth or teeth and rebuilding a base to accept the prosthesis). This is compared to the seating visit which consists of merely fitting the prosthetic device into the mouth and, if necessary, making minor alterations. It is our experience that in excess of 90% of the work to be performed in a multi-visit procedure is performed by the conclusion of the preparation visit.

        Collectibility for multi-visit procedures is typically not an issue, outside of our normal allowance for revenue adjustments and bad debts, as the patient co-pay is typically collected at the preparation visit and the majority of third party payors allow for billing to be submitted at the time of preparation.

        The application of the two different methods stems primarily from the inherited accounting principle in place at the time we acquired the respective practice.

        According to Chapter 1 of ARB No. 43, paragraph 1, "Profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured." Therefore, revenues should ordinarily be accounted for at the time a transaction is complete, with appropriate provision for uncollectible accounts (APB No 10, ¶12).

        The basis for the recognition of revenue at preparation is that the transaction is materially complete and the amount of revenue and its collectibility is reasonably assured. The basis for recognizing revenue at seating is that the transaction is complete and the amount of revenue and its collectibility is reasonably assured.

        However, upon considering SEC Staff Accounting Bulletin No.101, as amended by Staff Accounting Bulletin No. 104, we determined that the remaining obligation at the conclusion of the preparation visit, regardless of its monetary value, does not meet the requirements of inconsequential or perfunctory as discussed in Section 3.c of Topic 13 and therefore recognizing revenue at the preparation visit does not meet the requirements of GAAP. The delivery of a prosthetic device is essential to the functionality of the delivered service and a failure to deliver and seat the prosthetic device would likely result in the patient receiving a full or partial refund.

        Under Paragraph 12 of APB No. 20, a change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error. A correction of an error in the financial statements of a prior period discovered subsequent to issuance should be reported as a prior period adjustment (APB20 ¶36).

        We evaluated the materiality of these corrections on our financial statements and concluded that the incremental impact of these corrections is not material to any quarterly or annual period prior to September 30, 2003; however, the cumulative effect of these corrections is material to the fourth quarter 2003 and the first quarter 2004. As a result, we have recorded the cumulative effect as of September 30, 2003, and have corrected the Consolidated Balance Sheet at September 30, 2003, December 31, 2003 and December 31, 2004, and the Consolidated Statement of Operations, Shareholders' Equity and Cash Flows for the three months ending December 31, 2003 and the year ended December 31, 2004. We have also corrected the quarterly financial information for fiscal year 2004.

        The correction primarily resulted in an increase to net revenues of $1.1 million and $2.1 million and net income of $0.2 million and $0.6 million during the three months ended December 31, 2003 and the year 2004, respectively. The cumulative effect of the correction was a reduction to retained earnings at September 30, 2003 of $1.4 million. The $1.4 million reduction in retained earnings was re-classified as goodwill through the application of fresh start accounting at September 30, 2003.

10. Shareholder's Equity, page F-27

Common Stock, page F-28

15.
We note your responses provided to comments 117 and 118. In your response you make the assertion that the shares and warrants were not issued "in exchange for any value received by the company," and in the last bullet on page 6 you state that these shares and warrants were issued "as consideration for the merger." We are also unclear what you mean when you refer to this transaction as a "recapitalization." Please clarify for us and in your disclosure the purpose of this issuance of common stock. The stock and warrants had fair values at the time of issuance, and to ignore those fair values appears to ignore an event with accounting consequences.

        Response:    We have revised the disclosure to state that the purpose of issuing the stock and warrants in connection with the merger was solely to affect our majority shareholder's fully diluted ownership position after the merger. See pg. F-28. In accounting for the transaction we did consider the fair value of the equity and determined that it should be valued at zero because the shares were issued to the majority shareholder in a transaction controlled by the majority shareholder and no additional cash or other non-monetary value was received by the company in exchange for the securities.

        We agree that usage of the term recapitalization in this instance can lead to confusion and have revised the Registration Statement to discuss the issuance of the securities as being accounted for in a manner similar to a stock split. Further, we have revised the Registration Statement to amend the language "in consideration for the merger" to "in connection with the merger". See "Summary," pg. 6, and "Certain Relationship and Related Transactions," pg. 92.

Exhibit 12.1

16.
Please revise this exhibit to include the calculation for all periods presented.

        Response:    We have re-filed Exhibit 12.1 to provide the requested disclosure.

*    *    *

        We hope we have adequately addressed your comments. Should you have any further comments or questions regarding the captioned filing, please direct them to the undersigned. If you have questions regarding accounting matters, please feel free to contact Patrick Dorr of InterDent Service Corporation directly at (310) 765-2454.

Very truly yours,

/s/ BEN CHUNG

Ben Chung

Enclosures